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SEC FILE NUMBER
8-68164

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Oasis Pro Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Thorndal Circle
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Yostpille	(203) 309-5009	bob@OASISPROMARKETS.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith, LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Yostpille _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oasis Pro Markets LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Robert Yostpille

Title:

Executive Vice President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OASIS PRO MARKETS LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2025

OASIS PRO MARKETS LLC

DECEMBER 31, 2025

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Oasis Pro Markets, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oasis Pro Markets, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion the financial statements present fairly, in all material respects, the financial position of Oasis Pro Markets, LLC as of December 31, 2025, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Oasis Pro Markets, LLC's auditor since 2024.

Hauppauge, New York
January 26, 2026

Nawrocki Smith LLP

OASIS PRO MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	471,960
Fixed assets, net of accumulated depreciation $15,473		9,997
Prepaid Expenses		7,745
Other assets		2,908
Total assets	$	492,610

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	6,557
Due to Parent		53,114
Deferred Revenue		5,000
Total liabilities		64,671
Member's equity		427,939
Total liabilities and member's equity	$	492,610

See notes to financial statements

OASIS PRO MARKETS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE:	
Interest income	27
Total revenues	27
Expenses:	
Insurance	9,105
Professional fees	63,143
Communication expense	(14,967)
Office	11,229
Regulatory fees	33,582
Travel and entertainment	6,136
Other expenses	1,236
Depreciation	5,094
Total expenses	114,558
Net loss	$ (114,531)

OASIS PRO MARKETS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance January 1, 2025	$	265,470
Contributions		277,000
Net loss		(114,531)
Balance December 31, 2025	$	427,939

See notes to financial statements

4

OASIS PRO MARKETS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:

Net loss	$	(114,531)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation expense		5,094
Changes in operating assets and liabilities:		
Prepaid expenses & other assets		(6,299)
Due to parent		53,114
Due from parent		22,846
Accounts payable and accrued expenses		(64,981)
Net cash flows used by operating activities		(104,757)
Cash flows produced by financing activities:		
Contributions by member		277,000
Net cash flows provided by financing activities		277,000
Net increase in cash		172,243
Cash, beginning of year		299,718
Cash, end of year	$	471,960

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Oasis Pro Markets LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's ownership is 100% owned by Ondo Finance Inc. ("Ondo") and a new operating agreement was executed on July 5, 2025 pursuant to the new structure. The Company intends to operate an Alternative Trading System (ATS) platform that matches buyers and sellers (on an agency basis) of registered and unregistered exempt securities that may be represented on a blockchain in digital form; as well as over-the-counter ("OTC") corporate equity and debt securities.

2. GOING CONCERN

As an SEC- Registered and FINRA member broker-dealer, the company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule "(See Note 8)". The Company had a net loss of $114,531 for the year ended December 31, 2025 and has recurring losses. The accompanying financial statements have been prepared assuming that the company will continue as a going concern. Since the merger with the Company, Ondo has demonstrated an unwavering financial commitment to fund the Company's on-going operations. It is the intention of Ondo to continue to fund the operations of the Company as the organization begins to execute on its business plan and grow its operations into profitability. It has been confirmed that Ondo will continue to financially support the Company, on an as needed basis, for a period of no less than 12 months from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash
For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. As of December 31, 2025, cash in excess of federally insured limits was $162,711. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Income taxes
The Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in these financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* . ASU 2023-09 requires additional disclosures related to rate reconciliation, income taxes paid, and other disclosures. ASU 2023-09 requires public companies to annually (i) disclose specific categories in the rate reconciliation and (ii) provide additional information for reconciling items that meet a quantitative threshold. Additionally, ASU 2023-09 requires public companies to annually disclose the amount of income taxes paid, disaggregated by federal, state, and foreign taxes, as well as the amount of income taxes paid by individual jurisdiction. The Company adopted ASU 2023-09 effective for the fiscal year ended December 31, 2025. The adoption of this guidance did not have a significant impact on the financial statement disclosures.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Uncertain tax positions
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits or liabilities is adjusted when new information is available, or when an event occurs that requires a change. The Company has concluded that no tax benefits or liabilities are required to be recognized.

Revenue Recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Credit Losses
The Company recognizes and measures credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company has determined that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer/counterparty).

Leases
The Company accounts for lease agreements in accordance with ASC 842 Leases, which recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize an asset and liability balance on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease.

Right of use assets ("ROU") represent the right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Present value is typically computed using the Company's incremental borrowing rate because the lease implicit rate is not available.

Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

Fixed Assets
Fixed assets are depreciated on a straight-line basis over their estimated useful lives. The balance is comprised of computer equipment, which is depreciated over five years.

7

4. CONTINGENCIES

The Company evaluates contingencies on an ongoing basis. At December 31, 2025, the Company is not aware of any contingent liabilities that could have a subsequent material adverse effect on the results of operations.

5. RISK AND UNCERTAINTIES

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

There are risks related to commencing any new business including attracting and retaining new employees, creating an efficient operations platform, acceptance by the marketplace of the business created, and its ability to generate profitable operations and positive cash flows.

6. FIXED ASSETS

Fixed assets consist of computers and hardware of $25,470 and accumulated depreciation of $15,473 at December 31, 2025.

Depreciation expense for the period from January 1, 2025 to December 31, 2025 was $5,094.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $407,289, which is above the required minimum net capital of $250,000 by $157,289. Aggregate indebtedness at December 31, 2025 totaled $64,671. The Company's percentage of aggregate indebtedness to net capital was 15.88%.

8. RELATED PARTY TRANSACTIONS

The Company operated under an expense sharing agreement ("ESA") with Oasis Pro Inc through the change in ownership, at which time a new ESA was entered into with Ondo and was effective for the remainder of the fiscal year.

In 2025, the Parent paid certain expenses of $23,090 on the Company's behalf. The Company recognized these expenses in various expense categories in the Statement of Operations.

As expenses are incurred by either the Company or the Parent, a receivable or payable is created to account for the proper allocation of expenses. At December 31, 2025, there was a payable to the Parent in the amount of $53,114.

OASIS PRO MARKETS LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

9. SEGMENT REPORTING

The Company is engaged in a single line of business as a broker-dealer, and has been approved to operate an ATS platform on an agency basis. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM") collectively. The CODM uses revenues, compensation and benefits expense, non-compensation operating expenses, net income, and cash flow to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment revenue and significant expenses for the year ended December 31, 2025 are reported on the accompanying statement of operations. Total segment assets as of December 31, 2025 are $492,610.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2025 and through date of issuance. Management has determined that there are no material events that would require disclosures in the Company's financial statements.

OASIS PRO MARKETS LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2025

OASIS PRO MARKETS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

Total Members' equity		$ 427,939
Deductions and/or charges:		
Fixed assets		9,997
Other assets		2,908
Prepaid expenses		7,745
Total non-allowable assets		20,650
Net capital		$ 407,289
Computation of basic net capital requirement:		
Minimum net capital requirement, greater of 6 2/3% of aggregate indebtedness		
Statutory minimum net capital required	$ 250,000	
Net capital requirement (greater of the minimum calculation or the statutory amount)		
Net capital excess		$ 157,289
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital		$ 107,289
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses		6,557
Due to Parent		53,114
Deferred Revenues		5,000
Total aggregate indebtedness		64,671
Percentage of aggregate indebtedness to net capital	16%	

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing on January 6, 2025. Accordingly, no reconciliation is necessary.

See report of Independent Registered Public Accounting Firm

OASIS PRO MARKETS LLC

OTHER INFORMATION

DECEMBER 31, 2025

Schedule II:
Computation for Determination of the Reserve Requirements Under Rule 15c3 3 of the Securities and Exchange Commission:

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073.

Schedule III:
Information Relating to Possession or Control Requirements Under Rule 15c3 3 of the Securities and Exchange Commission:

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 and did not maintain possession or control of any customer funds or securities at December 31, 2025.

See report of Independent Registered Public Accounting Firm



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Oasis Pro Markets, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Oasis Pro Markets, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, mergers and acquisitions and strategic advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
January 26, 2026

Nawrocki Smith LLP

OASIS PRO MARKETS LLC
EXEMPTION REPORT

Oasis Pro Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) 17 C.F.R. §240.15c3-3 and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1)Private placement of securities (2) Mergers and acquisition and strategic advisory services; and the Company (1) did not directly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Oasis Pro Markets LLC

I, Robert Yostpille, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____*Robert Yostpille*_____

Title: Executive Vice President